INVEST IN **SMALLSTART VENTURES**

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We are a small business creation company. Start, grow, and divest!

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smallstartventures.com   Tucson AZ

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LEAD INVESTOR



Michael Derby

I've known Rob for many years and we've started several businesses together. He's a natural leader with good business sense. He's identified a huge market opportunity that can make a significant impact on humanity. I trust him implicitly and am anxious to join him on this new adventure.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES   WHAT PEOPLE SAY 18   ASK A QUESTION 4

Highlights

1. Provide economic opportunity to a diversity of people.
2. Reduce small business risk with capital, back office support, and mentorship.
3. Divest in year three - sell profitable businesses to the entrepreneurs.

Our Team



Robert R. Samuelsen   President and CEO

CEO, CFO, COO for more than 20 years Founder of Square Knot Ventures, eVine, AvaLAN Wireless, Navibase, and SEE Consultants Executed three business turnarounds Raised approximately $450 million

Our goal is to provide economic opportunity to a diversity of entrepreneurs through small business ownership. There are many hardworking, high integrity, and passionate people who want to improve their economic status in life and we've developed a unique commercial way to do it through small business entrepreneurship.



Clinton Swapp   VP and Chief Marketing Officer

Spent 14 years in marketing and sales for one of the world's top equipment dealers. Won top sales award three years. Master graduate of Rapport Leadership International



Stephen Taylor   VP and Chief Operating Officer

Small business consultant with experience in business startup & operation, economic development, automation & manufacturing engineering.

SEE MORE

Pitch



Welcome

SMALLSTART VENTURES, INC.

A Small Business Creation Company

SmallStart Ventures

A Public Benefit Corporation

The Problem:

Thousands of potential entrepreneurs will never start their dream businesses, or worse, their startup will fail prematurely!

SmallStart Ventures

Great Business Ideas Remain Ideas	Many people have great business ideas but fail to do anything with those ideas due to lack of experience, lack of capital, or simply from allowing fear to hold them back from taking action.
Small Business Success Rate Is Less Than Ideal	According to most studies, about 50% of all small business startups are still in business after the 5th year.
Great Entrepreneurs are Overlooked Everyday	Talented people with extraordinary skills are overlooked in the business world everyday. Even with diversity laws in place, African Americans, single women, Hispanics, immigrants, ex-cons, and even veterans find themselves at a disadvantage when starting a small business.
Small Business Creation Provides Opportunities to Bridge the Wealth Gap	Since the Recession of the mid 2000's, the low and middle class have not recovered at a rate that would be expected. Small business creation and growth are a time tested solution to helping overcome poverty through self reliance.

SmallStart Ventures



Number of New Business Startups
NMBER OF BUSINESS APPLICATIONS (IN MILLIONS)
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5
3.19
3.49
3.5
4.35
2017
2018
2019
2020
2017 2018 2019 2020

*source: census.gov

SmallStart Ventures

A great business idea is doomed from the beginning if it is held at bay by FEAR.

Business creation for many is fearful.

1. Fear of the unknown
2. Fear of financial risk

SmallStart's business creation model reduces the fear factor by taking on the majority of the risk using a "Build then Buy" approach to small business ownership.
Also, the Success Coach method that we employ replaces the unknown with certainty through teaching, mentoring, and one-on-one guidance.

Fear Kills More Dreams Than **Failure** Ever Will.

SmallStart Ventures

The Solution:

SmallStart Ventures

1. We provide guidance
2. We provide business tools
3. We provide Success Coaching
4. We reduce risk
5. We reduce fear

SmallStart Ventures

The Small Start Solution Includes 4 vital parts

1. An in depth screening process that identifies candidates with a high probability of completing the process.
2. A mutual agreement in which SmallStart Ventures starts the business as owner and the candidate operates the business.
3. SmallStart Ventures assigns a Success Coach to each business who works closely to ensure proper planning and business decisions are made to enhance the probability for success.
4. At a predetermined time frame, the business is appraised and then purchased by the candidate as an existing, fully functioning, and profitable business in which they own 100% equity.

SmallStart Ventures

Step 1: Comprehensive Screening Analysis

The SmallStart process starts with a screening process that identifies those individuals who are hard working and passionate about pursuing their dreams. It also identifies those individuals who are willing to be coached on their journey to success.


Hard Working
Passionate
Have Integrity
Coachable
Business Idea
Path to Successful Business Ownership

SmallStart Ventures

Step 2: The 3 Year Agreement

When a client is identified and ready to start, two agreements are entered into by each party. After the agreements are executed, SmallStart creates the business, as owner, and hires the candidate as general manager.

EMPLOYMENT AGREEMENT

- 3 year term
- Salary + Performance bonus
- Benefits



Memorandum Of Understanding

Entrepreneur will purchase the business from SmallStart at the end of year three.

- How and when are outlined here.

SmallStart Ventures

Step 3: Growth and Operation

Three Year Partnership


Business Operation

SmallStart

- Capital
- Coaching
- Planning
- Back Office Administration

General Manager

- Day to Day operation
- Knowledge of Product or Service
- Client Relations
- Willingness to Learn

SmallStart Ventures

Step 4: The Exit



The Value	The business value is established by a 3rd party business appraisal company


The Buyout
SmallStart works with the client to secure capital to purchase the business
Ownership Transfer
The client owns 100% equity in the business. The proverbial "training wheels" are removed and they operate independently.
SmallStart Ventures


What Sets Us Apart?
The SmallStart Ventures' Value Adds
CAMPS Ecosystem
Capital
Accounting
Marketing
Personnel (HR)
Success Coaching
Back Office Support
VALUE
SmallStart Ventures


Why Small Businesses Fail
Reasons Small Business Startups Fail
*Source: Score.org
82%
Lack of Cash Flow
Run out of capital
29%
Inexperience
No Plan
42%
No market need for product or services
23%
Wrong Team
Poor Teamwork
19%
Out competed
SmallStart Ventures' CAMPS Advantage
Capital
Accounting & Administration
Marketing & Market Research
People Management
Success Coaching
SmallStart Ventures


Who Competes in This Space?
Venture Capital Model
Looks for 10X return on investment
Approximately 7 in 10 VC backed small businesses fail
Business owner gives up equity to have the VCs money, even after exit
SmallStart Ventures Model
Looking for 10X return on investment
8 out of 10 business startups successfully exit the program
Successful business owner receives 100% equity in their business at exit
Venture Capital vs SmallStart Ventures
350
300
250
200
150
100
50
0
200
300
20
75
4
60
Candidates Screened
Funded/Started
Successful Exits
Venture Capital
SmallStart Ventures
SmallStart Ventures
*Venture Capital information source Stanford Graduate School of Business via Youtube and corporatefinanceinstitute.com


The Winning Team
Rob Samuelsen
President & CEO
35 years of business experience
20 years of C-suite management experience
Founded and grown several small businesses
Steve Taylor
Vice President & COO
Small Business owner since 1995
26 years of business experience
Works with struggling small businesses to help them correct their course.
Clinton Swapp
Vice President & CMO
Started and run three small businesses since 1998
20 plus years of business and marketing experience
MaRico Tippett
Consultant
Owner of Community Wealth Builders and CTECH Force Support, LLC.
Graduated from USAF Academy
Retired Lieutenant Colonel USAF
12 years small business experience
SmallStart Ventures


Growth Projections
5 Year Expected Revenue Growth*
700
Start Up & Exit Projections
450
408


GROSS REVENUE IN MILLIONS
600
500
400
300
200
100
0
4.7
44.9
143.5
321.1
594.5
Year 1
Year 2
Year 3
Year 4
Year 5
Revenue
400
350
300
250
200
150
100
50
0
28
0
2
120
0
6
216
0
15
312
28
26
120
38
Year 1
Year 2
Year 3
Year 4
Year 5
Businesses Started
Businesses Sold
Success Coaches
*All growth projections and/or income estimates are strictly based on theoretical calculations and are in no way a guarantee of future performance or growth.
SmallStart Ventures

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed


Traction
Just two short months after forming SmallStart Ventures we entered into agreement and created our first small business!
Guiding Light Senior Care
• Senior health care placement and consulting company
GUIDING LIGHT
SENIOR CARE
Wendy
• Single mother of 4
• Passionate care giver
• Goals include opening her own senior center and providing the best senior care in Tucson
SmallStart Ventures


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Guiding Light Endorsement for Small Start Ventures
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Thank you
SMALLSTART VENTURES, INC.
SmallStart Ventures
A Public Benefit Corporation